Exhibit 99.1

This rights offering to acquire new shares in BassDrill Ltd. is made for the securities of a company organized in Bermuda and registered on the Norwegian over-the-counter list established by the Norwegian Securities Dealers Association (the “NOTC”). Accordingly, the offer is subject to the disclosure requirements and practices applicable in Bermuda and in Norway, which are different from those of the United States.

It may be difficult for investors to enforce their rights and any claim they may have arising under the U.S. securities laws. BassDrill Ltd. is a Bermuda company, and some of its officers and directors are residents of countries other than the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

In accordance with the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Rule 801 thereunder with respect to the new shares to be offered in connection with this rights offering, BassDrill Ltd. will submit to the U.S. Securities and Exchange Commission any informational document it publishes or otherwise disseminates to holders of BassDrill Ltd. shares related to the rights offering.

Oslo, 20 February 2012

To: The Shareholders of BassDrill Ltd.

Rights Issue of 2,288,918 New Shares

BassDrill Ltd. (the “Company”) will conduct a rights issue of 2,288,918 new shares, each with a par value of USD 1 (the “New Shares”) directed at the Company’s shareholders on 20 February 2012, as reflected in the VPS on the morning of 24 February 2012 (the “Eligible Shareholders”) (the “Rights Issue”).

The purpose of the Rights Issue is to provide BassDrill sufficient working capital until the planned IPO at the end of Q2 2012.

Subscription information

Attached you will find the term sheet (the “Term Sheet”) and the subscription agreement to be used for subscription of the New Shares (the “Subscription Agreement”). Eligible Shareholders should be aware that the Subscription Agreement together with the Term Sheet and this letter constitutes the full and prevailing documents with regards to transaction particulars and the terms of the subscription. Investing in the Company involves inherent risks. Eligible Shareholders should consult his or her own expert advisors as to the suitability of an investment in the shares of the Company. An investment in the shares is suitable only for investors who understand the risk factors associated with this type of investment and who can afford a loss of all or part of the investment.

In order to be allocated New Shares in the Rights Issue, a completed Subscription Agreement must be received by the Company within the end of the subscription period, at 17:30 CET on 2 March 2012. The Subscription Agreement may be faxed, scanned by mail or sent by postal mail to:

BassDrill Ltd, c/o BassDrill International Ltd.

Attn: Lasse Kjelsaas

P. O. Box 1875 Vika

Norway

E-mail: lasse.kjelsas@bassdrill.com,

Telephone: +47 2310 0012

Telefax: +47 2300 1010.

Subscription Price

The subscription price per New Share is USD 2.24 (the “Subscription Price”) which implies a gross proceed of USD 5,127,177 in the Rights Issue. The Subscription Price is recommended as fair by the Company’s Board and the two major shareholders of the Company, HVAS Invest Zeta AS and Bass Invest AS with 51.2 and 14.2 per cent of the shares respectively, who prior to the Rights Issue have given non-binding indications of participation of pro-rata part of the Rights Issue.

The shares of the Company have not been actively traded on the N-OTC since the registration in April 2012. The increased share value reflects the positive development in both the Company and in the Company’s market since the private placement undertaken by the Company in April 2011, where the price per share was set to USD 1.706. The Subscription Price implies a valuation of the Company’s equity of USD 102.543.544, prior to issuance of the New

Shares. Furthermore the BassDrill organizational setup and resources have been expanded and improved, enabling the Company to realize its medium-term goal / strategy of building, owning and operating 3-4 vessels / units. With HVAS as majority owner and their demonstrated commitment to the Company, BassDrill’s strategy for growth becomes achievable and viable. The Subscription price also takes into consideration the 125 MUSD take-out financing established for the BassDrill Beta Ltd and the value of increased ownership in BassDrill Alpha Ltd. resulting from the refinancing of the company’s debt as well as the improved order backlog.

On behalf of Bassdrill Ltd.

Kerry Kunz,

President

Exhibit 1:	Subscription Agreement for the Rights Issue
Exhibit 2:	Term Sheet related to Rights Issue
Exhibit 3:	New Release, dated 8 February 2012, related to notice to shareholders related to the Rights Issue